Contact

www.linkedin.com/in/
peterwardwayn (LinkedIn)
www.humanity.health (Company)

Top Skills

Nonprofit Organizations
Business Modeling
Entrepreneurship

Honors-Awards

Entrepreneur of the Year Finalist
Young Gun
Entrepreneur of the Year - Commended
Entrepreneur of the Year Finalist
Alumni of the Year

Publications

Startup Secrets: London

Peter Ward

Co-Founder & CEO of Humanity - On a mission to extend healthspan
London, England, United Kingdom

Summary

Passionate about entrepreneurship, travel, health and community building.

Fascinated by technology's impact on humanity and how we can make the world a better place.

Embarking on my next major start-up adventure, in the health and longevity space, called Humanity.

Where Are You Now? (WAYN) was acquired by lastminute.com Group (LMN) in Sept 2016.

Led innovations for LMN, during my earn-out, including ContentHUB, helping the Group position themselves as a leading Marketing & Advertising (MAD) Tech platform and service provider for Brands.

Enjoy meeting (and bringing together) entrepreneurs, leaders, creatives and people with purpose.

Love supporting the entrepreneurship community and inspiring others to make a dent in the world.

Open-minded, love to be challenged, enjoying the journey and always thirsty for more adventure.

Experience

Humanity

Co-Founder & CEO
April 2019 - Present (4 years 9 months)
London, United Kingdom

Humanity is a consumer platform will helps users understand what actions are working to slow their aging. By tracking key aging biomarkers against

what actions people are taking daily, Humanity uses machine learning and aging models trained on real-world outcomes from longitudinal datasets, to recommend personalized actions based on what's working for people like them.

Our mission is to extend the healthspan of humanity.

We are radically inclusive, open and collaborative and unreasonable believers that we can help to create systemic change in the way that we provide preventative health and wellness, to the many and not the few.

ICE List

Co-Founder & Board Director

February 2009 - Present (14 years 11 months)

London

International Conclave of Entrepreneurs (ICE) is a collective of founders, creators, disrupters & investors who want to be part of a support network that genuinely helps one another

Established 10 years, ICE is recognised as one of the leading tech entrepreneurs network in Europe, with 300+ members worldwide, made up of leading founders & ecosystem supporters

Members voluntarily donate >£50k every year, with annual turnover at c. £250k/year

Run as a not-for-profit, all contributions go into making the community better for its members

Run by its members, for its members, volunteering their time, expertise & energy to help others

Organised 20+ overseas trips & tech missions, usually for 60-100+ members, to locations including Paris, Tel Aviv, Lisbon, Madrid, Cape Town, Jo'burg, Durban, Stockholm, Tallinn & USA

Pioneered delegations to meet President Macron's cabinet, French Prime Minister & Deputy Mayor, President Simon Pires of Israel, King of Spain, NGO's & prominent business leaders

Initiatives supported by the Mayor of London, UKTI, TechCity, leading Venture Capital Firms (Draper Esprit, Index, Balderton, Forward), Facebook, Barclays Wealth, Eurostar, La Fosse etc.

Our mission is to forge friendships amongst entrepreneurs and leaders in the tech ecosystem

Here is a summary of what we do:

- Two annual trips (one ski trip and one summer trip)
- ICE Cubes (smaller groups of 8-10 people who support each-other deeply)
- Events, missions, delegations & parties
- ICE List (a mailing list dedicated to sharing invaluable knowledge)
- ICE messenger group (a social forum for all members)

We support each other with introductions, fundraising, hiring, acquisitions, training & personal development, mentoring, sharing best practice, community development & friendship

Ocean Bottle
Non Executive Director
April 2022 - Present (1 year 9 months)
London, England, United Kingdom

Help mentor the two impact-driven co-founders on their scale up journey, in areas of leadership, culture, fundraising, strategy, product, marketing, tech and ops.

Sit on the board alongside the founders and lead investors, helping them on their mission to collect 7 billion bottles by 2025 and become the leading impact brand for ocean health.

Founders Pledge
Pledger
March 2019 - Present (4 years 10 months)
London, United Kingdom

I'm excited to be a member of Founders Pledge. We're a global community of entrepreneurs finding and funding solutions to the world's most pressing problems.

Every member, including myself, has made a legally binding commitment to donate a portion of personal proceeds on liquidity to social causes. In my, and my co-founder's case, we've committed 10% of our equity proceeds from Humanity.

The Founders Pledge team provides charity research and vetting, a global network of experts, and end-to-end giving infrastructure, and they take no cuts and charge no fees.

They also host community events across the globe. Drop me a message if you want to be put in touch.

lastminute.com group
CEO - WAYN.com & ContentHub
August 2016 - May 2018 (1 year 10 months)

London, United Kingdom

Sold WAYN.com to lastminute.com Group in Aug 2016

Oversaw the leadership and management of WAYN.com and ContentHub teams and platforms

Successfully launched and rolled out ContentHUB - a state-of-the-art site personalisation CMS

Provided strategic support & innovative solutions to the Travel People team and Group, to help differentiate lastminute.co Group, as a best-in-class media & partnerships platform for brands

Worked with M&A team to asses new acquisition opportunities

In the 12 months, post acquisition:

- Grew WAYN revenues by 194%
- Increased EBITDA by 70%
- Increased monthly visits by 55%
- Increased monthly page views by 97%
- More than doubled team
- Launched a next-generation multi-platform, multi-language ContentHUB CMS platform

- Migrated blogs from lastminute.com, .fr, volagratis.com & rumbo.com to ContentHUB
- Developed various ad-tech & marketing-tech capabilities, including:
>> Travel Insights (an insight tool targeting segmented customer groups on-site & off-site)
>> Travel Vouchers & Contest Manager Platform (enabling creation of co-branded vouchers)
>> Travel People Website launch (representing Media & Partnerships division)
>> Social Video (enabling clients to target audiences on social channels)
>> Social Influencers (activating influencers and sourcing personas from our community)
>> Fan Growth (activating audiences for brands on our social platforms and on others)
>> Lead Generation (integrated customer acquisition capabilities in relevant user funnels)

In the months remaining, ContentHUB became core to the Group's personalisation strategy

The Platform was built to be (i) fully cloud-hosted, (ii) multi-brand, (iii) multi-language, (iv) fully API-driven, (v) ad optimised, (vi) SEO optimised, (vii) mobile optimised, & (viii) requires zero technical skills

Key Modules developed include: Editorial, Micro-sites & Multi-sites

Off the back of its success, the Group migrated the front-end of lastminute.com and its brands, to the ContentHUB

WAYN.com (Where Are You Now?)
Co-Founder & CEO
September 2002 - August 2016 (14 years)
London, United Kingdom

Built and ran the world’s largest social travel network for over 13 years

Established in 2002, raised £25K seed capital and launched in 2003

In 2005, grew community from 45k to 1MM members in 6 months and became profitable, whilst still working full time at Accenture

In 2006, went full time on WAYN and moved core operations offshore to Poland whilst creating cohesive team culture with UK front office

Secured $11MM series A investment from leading investors, with Brent Hoberman CBE as Chairman, with $6m partial exit for the founders

In 2008, grew to 12MM members and increased traffic by 300%

After losing traction to Facebook in 2009-10, re-launched site in 2011 and increased traffic by over 150% and revenues by 50% in 6 months

Raised $6MM in 2012 and became the leading social travel network

Won best social travel network 2012, ‘13 & ‘15 (World Travel Awards)

Best, and Most popular, community site 2012, ’13, ‘14 (Website of Year Awards)

Grown membership to over 22m members, across 4 offices globally

Oversaw strategy and execution across all areas of the business, including product, marketing, business development and fundraising

Sold to lastminute.com Group in August 2016

PURE Holiday Homes
Advisor
2010 - 2011 (1 year)
London

Advised CEO and management on fundraising, offshoring, product development, marketing, strategy and M&A (1 day per month)

Company successfully sold to @Leisure Group in December 2011

Accenture
Management Consultant
September 2002 - October 2005 (3 years 2 months)

Management Consultant in Product (Consumer goods and retail) market unit

Received fast-track promotion to Consultant, in top 5% cohort

Joined Market Maker team, presenting $100m+ transformational outsourcing pitches to C-level teams of publicly listed companies

Launched and project managed the first business transformation showcase facility, on time and on-budget

Managed deployment of self-checkout to 26 leading retail stores

Responsible for logistics management, on Europe's largest and fastest deployment to date at that time

Initiated a commercial campaign which led to over £1m cost savings

Received training on shareholder value analysis and entrepreneurship

PwC

International Intern

2000 - 2000 (less than a year)

Greater New York City Area

Was the only candidate in Europe selected to work out for PwC in United States

Received intensive audit and business advisory training

Undertook equity pricing analysis, reviewed annual reports, audited real estate investments and accounts testing for various financial products

Clients included: Goldman Sachs, J.P. Morgan and Morgan Stanley

Education

MIT Sloan School of Management

Entrepreneurship · (2003 - 2003)

London Business School

Entrepreneurship · (2002 - 2002)

University of Cambridge

Entrepreneurship · (2001 - 2001)

Brunel University London

BSc, Economics & Business Finance · (1997 - 2001)